UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2021 Preliminary Results and strategy update (Unaudited)
25 February 2022 Strong financial performance and building growth momentum
Andy Bird, Pearson's Chief Executive, said:
"2021 has been a year of strong progress with the Group's financial performance ahead of expectations. This reflects disciplined management of the business, operational execution, commitment of colleagues around the world and their ability to successfully navigate challenging market conditions.

Pearson has been reorganised and refocused with a new purpose to 'add life to a lifetime of learning' at the heart of everything we do. Our direct-to-consumer strategy is being driven by Pearson+, which had 2.75 million registered users at the end of 2021, with a strategy in place to engage more consumers and grow beyond Higher Education. Pearson is a digital first business, with consumer grade products, and the momentum across the company underpins our confidence for further growth in 2022 and beyond."

Underlying sales growth1 of 8%
●      Led by Assessment & Qualifications up 18%, driven by 19% growth in Professional Certification (VUE) with OnVUE continuing to benefit from growth in the IT sector. US Student Assessment grew 17% and Clinical Assessment was up 30% with strong product launches in the year. Pearson VUE and Clinical Assessment revenues have now grown in comparison to 2019, showing more than post-COVID-19 recovery.
●      Virtual Learning up 11% due to strong enrolment growth in Virtual Schools in the prior academic year (2020-21). Underlying enrolment growth of 7% in Online Program Management (OPM).
●      English Language Learning up 17% due to COVID-19 recovery in both International courseware and Pearson Test of English (PTE).
●      Workforce Skills up 6% with strong growth in GED and TalentLens.
●      Higher Education down 5%, with growth in Canadian and UK Courseware offset by a 6% decline in US Higher Education Courseware.

Adjusted operating profit¹ up 33% on an underlying basis to £385m
●      Driven by operating leverage on revenue growth and cost savings offsetting cost inflation and investment to accelerate future growth.
●      Adjusted earnings per share¹ of 34.9p (2020: 28.7p) after an effective tax rate charge of 20% (2020: 14%) and net interest charge of £57m (2020: £61m).

Strong cash performance
●      Operating cash inflow¹ increased on a headline basis from £315m in 2020 to £388m in 2021 due to the drop-through of increased operating profits and an improvement in net working capital partially offset by an increase in capital expenditure.

Balance sheet strength supports investment and increased shareholder returns
●      Acquisitions of Credly and Faethm to support growth strategy in Workforce Skills division.
●      Year-end net debt reduced to £350m (2020: £463m) with leverage at 0.6x (2020: 0.8x).
●      Proposed final dividend of 14.2p (2020: 13.5p), which equates to a full year dividend of 20.5p (2020: 19.5p).
●      Intention to commence a buyback to repurchase shares of £350m in 2022.

Statutory results
●      Sales increased 1% to £3,428m (2020: £3,397m), reflecting underlying performance, portfolio changes and currency movements.
●      Statutory operating profit was £183m (2020: £411m). The decrease in 2021 is mainly due to the gain on sale of PRH recognised in 2020 and restructuring costs in 2021 partially offset by improved trading profits, reduced intangible charges and gains on the 2021 business disposals.
●      Net cash generated from operations of £570m (2020: £450m).
●      Statutory earnings per share of 21.1p (2020: 41.0p).

Significant strategic progress
●      Direct to Consumer: Launched direct to consumer strategy led by new digital learning service, Pearson+, which continues to make good progress with 2.75m registered users at the end of 2021, reflecting a strong uptake from MyLab and Mastering users, 133k paid subscriptions, and a latest app store rating of 4.8.
●      Higher Education: Pearson's flagship Higher Education product, Revel, completed the move to incorporate the Pearson Learning Platform's capabilities, providing enhanced features, and a new visual design for mobile.
●      Workforce Skills: Acquired Faethm, the workforce AI and predictive analytics company in September 2021, and in January 2022, Credly, the market leader in digital workforce credentialing, to further enhance Pearson's Workforce Skills capabilities.
●      Simplification: The disposal of Pearson's Brazilian K12 Sistemas business completed on 1 October 2021. Marketing is progressing well with other businesses under strategic review.
●      Today, we are announcing the acquisition of Clutch Prep, an online video-based learning service that will rapidly fuel Pearson+ with quality original video tutorials.

2022 outlook
●      Confident of further group revenue growth, with adjusted operating profit, interest and tax expected to be in line with current market expectations2.
●      Assessment & Qualifications revenue growth of low to mid-single digits with strong margins maintained.
●      Growth in Virtual Learning with low-single digit growth in Virtual Schools and high-single digit growth in Online Program Management (OPM) and further margin expansion through operational efficiency improvements in OPM.
●      English Language Learning revenue growth of mid-single digits. Business continues to recover from COVID-19 with further margin improvement expected.
●      Significant revenue growth in Workforce Skills underpinned by the acquisitions of Faethm and Credly. Margins will be break-even as we invest to accelerate growth.
●      Higher Education revenue to decline, but by less than last year, with margin stabilisation reflecting cost efficiencies. We expect enrolments to decline, but at a lower rate than in 2021, although that could improve. We also expect pricing pressure to continue due to the shift from print to ebooks and Pearson+, and from bundles to digital only, offset by continued recapture of the secondary market.

2025 ambition
●      We expect the Group to achieve mid-single digit revenue CAGR from 2022 to 2025 and for margins to remain relatively stable in the near term, as we invest to drive growth, improving by 2025 to mid-teens.

Strategy update
In March 2021, we presented our lifetime of learning strategy. Our priorities continue to centre on building a company that is digital first, puts the consumer at its heart, and delivers high quality learning products at scale to more people than ever before.

To do that, we created a new organisational structure with five core divisions, underpinned by a dedicated direct to consumer team that successfully launched Pearson+ last July. We have also recently introduced a new company purpose: 'to add life to a lifetime of learning.' We redefined Pearson's purpose for the new reality of a world in which learning is becoming more fluid and exists inside and outside of formal education.

The success of Pearson and the work we do has never been more important. The world is changing, and the very definition of learning is expanding. We no longer move only in a linear fashion through school, into higher education, and then on to employment. All of us are learning all the time. Pearson is re-focused and re-organised to capitalise on this new wave of learning.

We also recognise that learning is no longer a phase of life, it's a lifelong journey. The need to upskill and reskill has never been more urgent. So, while we'll continue to work with long standing partners such as schools, universities, and colleges, we are also increasingly working with employers. Companies now play a critical role in that learning lifecycle and we have an opportunity to help individuals and employers turn the great resignation into the great re-engagement. The recent acquisitions of Faethm and Credly in our Workforce Skills division signal the direction of travel you can expect from us, including the expansion into data as a service for employers and into credentialing for workers. In English Language Learning, we are building a business aimed at being the destination for committed English learners. We are focused on continuing to grow our institutional business and high stakes assessments, while building a direct-to-consumer strategy.

There are three reasons why Pearson will win in this new environment:

1.   We are the world's leading learning company with a strong brand, an unmatched scope and scale; and have the deep expertise of thousands of employees who deliver high quality, trusted learning solutions every day.

2.   We have a great foundation of established businesses that are well-managed, cash generative and underpin the company financially.

3.   We are bringing together the multiple facets of our expertise to deliver innovative digital learning products through a more connected commercial and consumer strategy.

Pearson is not just a collection of individual businesses, but, increasingly, a highly interconnected company, with capabilities that work together to help people learn at multiple points in their lives. Pearson has the potential to accelerate growth when we leverage our businesses in a coordinated fashion across the entire spectrum of learning.

Pearson+ is critical to fulfilling that strategy. We're building Pearson+ as the premier digital learning ecosystem for life - whether through school, university, work, languages, or life skills - for a growing addressable market globally. Pearson+ will become the core digital offering for this company, reaching multiple demographics and learners, giving us the opportunity to create a meaningful business on a global scale. Consumers need a way to discover, learn, build skills, and show credentials and they want a great user experience. We can deliver that with a broader Pearson+ vision, by drawing on the assets of each Pearson business and leveraging our growing relationships with students, consumers, and enterprises. We can also support this with a robust data infrastructure. The possibilities are vast when we can connect these assets into one trusted ecosystem designed to meet consumer-led learning where it happens.

We also continue to evolve our sustainable business plan to align with our company strategy and purpose and to drive learning for everyone. We have placed renewed energy into building our talent and our innovation culture, so our people can make a difference at scale. As we become more digital, we're providing products with a smaller carbon footprint, along with products and services that meet the demands of a green economy and content that influences action. As such, we are on track with our goal to make Pearson a net zero carbon business by 2030.

We believe our strategic priorities, combined with our disciplined approach to capital allocation, will enable us to create sustainable, long-term value for every Pearson stakeholder. Today, we are setting out the financial framework that underpins our strategy and have ambition through leveraging the opportunities across the business to exceed these targets. Importantly, we believe that Pearson is now in a position to sustainably grow not only revenues but also profits and cashflows after allowing for continued investment in our growth ambition. Furthermore, progress on our growth priorities can be measured through our Key Performance Indicators (KPIs).

Financial expectations

Segment	2021 Revenue (£m)	Margins 2021*	2022 expectations		Revenue CAGR 2022 to 2025	Margins 2025*
			Revenue	Margins*
Assessment & Qualifications	1,204	18%	Low to mid-single digit	Maintained	Low to mid-single digit	Maintained
Virtual Learning	713	4%	Low to mid-single digit	Incremental improvement in Virtual Learning due to OPM efficiencies	Mid-high single digit	Low double digit
English Language Learning	238	6%	Mid-single digit	Improvement versus 2021	Mid-high single digit	Mid-teens
Workforce Skills	172	16%	Existing business: Mid-high single digit >40% for Faethm and Credly	Break-even	2025 revenues more than double 2021	Low double digit
Higher Education	849	9%	Down less than 2021	Stabilisation	Low to mid-single digit	Mid-teens
Strategic review	252	9%
Group	3,428	11%	Growth	In line with market expectations	Mid-single digit	Mid-teens

*Adjusted operating profit margins

KPIs

KPI	Objective	KPI Measure	2021 Actual	2020 Actual
Digital growth	Drive digital revenue growth	Underlying growth in Group digital and digital-enabled sales	9%	(2)%
		Virtual Schools US enrolments	111k	109k
		OPM student enrolments	275k	245k
		OnVUE volumes	3.0m	2.1m
		Higher Education US digital registrations	11.4m	12.3m
		PTE volume	436k	350k
Consumer Engagement	Create engaging and personalised consumer experiences	NPS for Connections Academy	+62	+60
		NPS for PTE	+56	+60
		Pearson+ registered users	2.75m	n/a
Product Effectiveness	Improve the effectiveness of our products to deliver better outcomes	PTE speed of score return	1.2 days	1.5 days
		VUE test volumes	16.8m	12.9m
		VUE Partner retention	99%	96%
		Higher Education product usage - text units	5.4m	5.4m
Investing in Talent	Enhance our employee experience and help employees progress through learning	Number of employees upskilling or reskilling	71%	63%
		Employee NPS	+8	+17
Inclusion & Diversity	Build an inclusive culture and increase diverse representation	% of diverse candidates in leadership development and mentoring programmes	100% of programmes have a minimum of 50% diversity	n/a
		% of diverse candidates in leadership succession plans	Women = 72% BIPOC/BAME = 24%	n/a
Sustainability Strategy	Achieve net zero carbon by 2030	Progress against achieving net zero carbon by 2030, as measured through percentage carbon reduction	26% reduction vs 2018 base*	25% reduction vs 2018 base*

*Figures have been restated to reflect relevant disposals.

This announcement contains inside information.

Contacts
Investor Relations	Jo Russell	+44 (0) 7785 451 266
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Virtual event	Pearson's full year results hybrid presentation today at 0900 (GMT). Register to receive log in details: https://pearson.connectid.cloud/register

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on this website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Financial Overview
£m	2021	2020	Headline growth	CER growth*	Underlying growth
Business performance
Sales	3,428	3,397	1%	7%	8%
Adjusted operating profit	385	313	23%	33%	33%
Operating cash flow	388	315
Adjusted earnings per share	34.9p	28.7p
Statutory results
Sales	3,428	3,397
Operating profit	183	411
Profit for the year	160	310
Net cash generated from operations	570	450
Basic earnings per share	21.1p	41.0p
Dividend per share	20.5p	19.5p
Net debt	(350)	(463)

Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, and 14.

2022 consensus on the Pearson website as at 12th November 2021; median adjusted operating profit of £416m, interest £57.5m, tax rate 21%, £:$ 1.37.

*Constant exchange rates are calculated by assuming the average FX in the prior year prevailed through the current year.

Operational review

£ millions	2021	2020	Headline growth	CER Growth*	Underlying growth
Sales
Assessment & Qualifications	1,204	1,082	11%	18%	18%
Virtual Learning	713	692	3%	11%	11%
English Language Learning	238	218	9%	17%	17%
Workforce Skills	172	163	6%	7%	6%
Higher Education	849	956	(11)%	(5)%	(5)%
Strategic review	252	286	(12)%	(9)%	1%
Total	3,428	3,397	1%	7%	8%

Adjusted operating profit
Assessment & Qualifications	216	147	47%	59%	59%
Virtual Learning	32	29	10%	28%	28%
English Language Learning	15	1	1,400%	1,600%	1,600%
Workforce Skills	27	26	4%	4%	8%
Higher Education	73	93	(22)%	(15)%	(15)%
Strategic review	22	16	38%	38%	27%
Penguin Random House	-	1	(100)%	(100)%	-
Total adjusted operating profit	385	313	23%	33%	33%

See note 2 in the condensed consolidated financial statements for the reconciliation to the equivalent statutory measures.

*Constant exchange rates are calculated by assuming the average FX in the prior year prevailed through the current year.

Assessment & Qualifications
In Assessment & Qualifications, revenue increased 18% on an underlying basis and 11% on a headline basis. Professional Certification (VUE) revenue was up 19%, with OnVUE continuing to benefit from growth in the IT sector. US Student Assessment revenue was up 17% and Clinical Assessment revenue was up 30% with strong product launches in the year. Pearson VUE and Clinical Assessment revenues have now grown in comparison to 2019, showing more than post-COVID-19 recovery. Adjusted operating profit increased 59% in underlying and 47% in headline terms due to the operating leverage on revenue growth partly offset by currency movements.

Pearson VUE revenue grew 19% in underlying terms with test volumes increasing 30% to 16.8m due to COVID-19 recovery, new client launches and growth in existing programmes. We renewed 99% of our expiring contract base and fully resumed exam deliveries in our testing centres. Volumes in OnVUE, Pearson's online proctoring service, grew 46% to 3m reflecting continuing demand for remote testing and as a complementary expansion to our test centre-based delivery options.

In US Student Assessment, revenue increased 17% in underlying terms due to new contract wins and a return to state testing in 2021, following 2020 COVID-19-related cancellations.

In Clinical Assessment, revenue increased 30% in underlying terms due to new product releases and a backlog of demand for mental health services as in-person assessments resumed and schools reopened. Revenue growth continued for our digitally delivered assessments as they have become more widely accepted.

Virtual Learning
Revenue grew 11% on an underlying basis and 3% on a headline basis reflecting strong enrolment growth in Virtual Schools in the 2020/2021 academic year, with good underlying enrolment growth in OPM.

Adjusted operating profit grew 28% in underlying terms, due to operating leverage and efficiency improvements in OPM more than offsetting the investment in our Virtual Schools' platform and customer care support, as well as margin impact in OPM due to discontinued programs. Headline profit grew 10% with good growth in adjusted operating profit partially offset by currency movements.

Virtual Schools performed strongly driven by 43% enrolment growth in new and existing schools for the 2020/2021 academic year. We opened five new full-time, online partner schools in Florida, Rhode Island, Colorado, South Carolina, and Oregon. We also announced our first Connections Academy in the state of Virginia, which begins enrolment in March 2022, one school in New Mexico moved from a partner school to district programme. This brings the 2021/2022 total number of partner schools to 47 in 30 states. Enrolments in the 2021/2022 academic year grew by 2% despite a significant unwinding of the "covid cohort".

In OPM, we saw good underlying enrolment growth of 7% as Maryville University extended its OPM partnership for online degrees in the high-demand field of Nursing through to 2033 and Northeastern University added a new online master's degree and certificate programs in Nursing and Healthcare. We ended the year with a total of 477 programs across 31 partners with the addition of 43 new programs in North America across 21 partners, and 7 new programs internationally where underlying enrolments grew by more than 80%.

English Language Learning
In English Language Learning, sales were up 17% on an underlying basis and 9% on a headline basis due to COVID-19 recovery in both International courseware and Pearson Test of English (PTE) where volumes grew 25% compared to 2020.

Adjusted operating profit increased in underlying and headline terms due to increased revenue.

Workforce Skills
In Workforce Skills, sales were up 6% on an underlying and headline basis, predominantly driven by strong growth in GED and TalentLens due to a recovery from COVID-19 and further expansion of their enterprise sales. GED test volumes increased by 43%, enabled by the provision of online proctored testing, launched in June 2020, which grew by 200%.  BTEC and Apprenticeship sales grew by 4%, with strong international growth partially offset by lower growth in the UK, as registrations declined as a result of COVID-19 disruption and rebates for exam cancellations continued in 2021.

Adjusted operating profit grew 8% in underlying terms, with strong flow through of sales growth operating leverage. Headline profits grew 4% with good underlying growth offset by portfolio changes.

Higher Education
In Higher Education, sales declined 5% for the full year on an underlying basis and 11% on a headline basis with growth in Canadian and UK Courseware more than offset by an underlying 6% decline in US Higher Education Courseware.

Adjusted operating profit declined 15% in underlying and 22% in headline terms. This is driven by the combined effects of the revenue declines and continued investments in our content and platforms (inclusive of Pearson+).

We saw continued momentum in Inclusive Access where sales to not-for-profit institutions grew 18% representing 16% of total US Higher Education Courseware revenue versus 13% last year.

Strategic review
Sales in our international courseware local publishing businesses under strategic review were up 1% on an underlying basis and down 12% on a headline basis for the full year.

FINANCIAL REVIEW

Operating result

Sales increased on a headline basis by £31m or 1% from £3,397m in 2020 to £3,428m in 2021 and adjusted operating profit increased by £72m or 23% from £313m in 2020 to £385m in 2021 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for 2021 with those for 2020. We also present sales and profits on an underlying basis which exclude the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Our portfolio change is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2020 or 2021. Portfolio changes mainly relate to the sale of Pearson Institute of Higher Education ('PIHE') in 2021, the sale of the K12 Sistemas business in Brazil in 2021 and the sale of our remaining interest in Penguin Random House ('PRH') in the first half of 2020. Acquisitions, including Spotlight and Faethm in 2021, had only a small impact on reported sales and profits.

On an underlying basis, sales increased by 8% in 2021 compared to 2020 and adjusted operating profit increased by 33%. Currency movements decreased sales by £206m and decreased adjusted operating profit by £30m. Portfolio changes decreased sales by £27m and decreased adjusted operating profit by £1m. There were no new accounting standards adopted in 2021 that impacted sales or profits.

Adjusted operating profit excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

All figures in £ millions	2021	2020

Operating profit	183	411
Add back: Cost of major restructuring	214	-
Add back: Intangible charges	51	80
Add back: Other net gains and losses	(63)	(178)
Adjusted operating profit	385	313

In March 2021, the Group announced a major restructuring programme to run primarily in 2021. The programme includes the reorganisation of the Group into five global business divisions and the simplification of the Group's property portfolio. The restructuring costs in 2021 of £214m mainly relate to the impairment of right of use property assets, the write-down of product development assets and staff redundancies. There were no costs of major restructuring in 2020.

Intangible amortisation charges in 2021 were £51m compared to a charge of £80m in 2020. This reduction is due to a decrease in acquisition activity in recent years and additional intangible charges which were recorded in 2020 and are not repeated in 2021.

Other net gains and losses in 2021 largely relate to gains from the disposal of PIHE and the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses. In 2020, other net gains and losses largely relate to the sale of the remaining interest in PRH.

The statutory operating profit of £183m in 2021 compares to a profit of £411m in 2020. The decrease in 2021 is mainly due to the gain on sale of PRH recognised in 2020 and restructuring costs in 2021 partially offset by improved trading profits, reduced intangible charges and gains on the 2021 business disposals.

Net finance costs

Net interest payable reflected in adjusted earnings in 2021 was £57m, compared to £61m in 2020. The decrease is mainly due a reduction in interest payable on lease liabilities following the disposal of PIHE.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal transactions, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the condensed consolidated financial statements).

In 2021, the total of these items excluded from adjusted earnings was income of £31m compared to income of £4m in 2020. Net finance income relating to retirement benefits decreased from £6m in 2020 to £4m in 2021 reflecting the comparative funding position of the plans at the beginning of each year and higher prevailing discount rates. In 2021, finance income of £6m relating to the revaluation of the US K12 disposal proceeds was recorded compared to £26m in 2020, and there were gains on long-term interest rate hedges and foreign exchange gains on unhedged inter-company loans and cash and cash equivalents in 2021 compared to losses in 2020. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

The effective tax rate on adjusted earnings in 2021 was a charge of 19.5% compared to an effective tax rate charge of 13.7% in 2020. The increase in the effective rate is mainly due to a benefit from the release of tax provisions due to the expiry of the relevant statute of limitation which was recorded in 2020 and is not repeated in 2021.

The reported tax charge on a statutory basis in 2021 was a credit of £3m (1.8%) compared to a charge of £44m (12.5%) in 2020. The principal reasons for reduction in the tax charge are the benefit received from the revaluation of deferred tax assets following the increase in the UK tax rate from 19% to 25% together with a benefit from a change in Italian tax accounting treatment.

The Budget in March 2021 announced an increase in the UK corporation tax rate to 25% with effect from 1 April 2023. This was substantively enacted on 24 May 2021. The UK corporation tax rate increase has resulted in an increase of £27m in the UK deferred tax liability associated with the UK Group pension plan asset position, which has been recognised in other comprehensive income, together with a £25m increase in UK deferred tax assets, which has been recognised in the income statement. The UK corporation tax rate change is beneficial to the Group's statutory tax as it increases the value of certain UK tax attributes of the Group such as tax losses and, as noted above, reduces the overall statutory tax charge.

Operating tax paid in 2021 was £60m (2020: £10m). In 2020 tax paid was impacted by refunds received in the US and UK relating to historical periods. Non-operating tax paid was £117m in 2021 (2020: refund £12m) of which £97m relates to the ongoing EU Commission investigation into whether certain aspects of the UK tax system constituted State Aid (see note 15 for further details). The Group expects to recover the funds in due course. The £97m is recognised as a non-current tax asset.

A net deferred tax asset of £17m is recognised in 2021 compared to a net £30m deferred tax liability in 2020. The movement is primarily due to the unwind of deferred tax liabilities. The current tax creditor principally consists of provisions for tax uncertainties. There are contingent liabilities in relation to tax as outlined in note 15 to the condensed consolidated financial statements.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £6m in 2021 compares to a loss in 2020 of £109m. The loss in 2021 arises due to the strengthening of the US dollar being offset by the weakening of other currencies used by the Group. A significant proportion of the Group's operations are based in the US and the US dollar strengthened in 2021 from an opening rate of £1:$1.37 to a closing rate at the end of 2021 of £1:$1.35. At the end of 2020, the US dollar had weakened from an opening rate of £1:$1.32 to a closing rate of £1:$1.37 and this movement was the main reason for the loss in 2020.

Also included in other comprehensive income in 2021 is an actuarial gain of £149m in relation to retirement benefit obligations of the Group. The gain arises from the favourable impact of changes in the assumptions used to value the liabilities in the plans and in particular movements in the discount rate. The actuarial gain in 2021 of £149m compares to an actuarial loss in 2020 of £23m. There is a £61m tax charge related to retirement benefit obligations recognised in other comprehensive income, which is primarily driven by the change in the UK corporation tax rate from 19% to 25% in 2023 increasing the deferred tax liability held on the balance sheet.

Fair value gains of £24m have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at fair value through other comprehensive income. In 2020, fair value gains of £14m were recognised in other comprehensive income.

In 2021, a gain of £4m was recycled from the currency translation reserve to the income statement in relation to businesses disposed. In 2020, a loss of £70m was recycled from the currency translation reserve to the income statement in relation to the disposal of PRH.

Cash flow and working capital

Our operating cash flow measure is an adjusted measure used to align cash flows with our adjusted profit measures (see note 14 to the condensed consolidated financial statements). Operating cash inflow increased on a headline basis by £73m from £315m in 2020 to £388m in 2021. The increase is largely explained by the drop-through of increased operating profits and an improvement in net working capital offset by an increase in capital expenditure.

The equivalent statutory measure, net cash generated from operations, was £570m in 2021 compared to £450m in 2020. Compared to operating cash flow, this measure includes restructuring costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right of use assets as well as disposal proceeds from the sale of property, plant, equipment and right of use assets (including the impacts of transfers to/from investment in finance lease receivable). In 2021, restructuring cash outflow was £24m compared to £38m in 2020.

In 2021, there was an overall £176m decrease in cash and cash equivalents compared to an increase of £679m in 2020. The decrease in 2021 is primarily due to repayments of borrowings of £167m, dividends paid of £149m, tax paid of £177m, interest payments of £67m, capital expenditure of £176m, acquisitions of £69m and repayments of lease liabilities of £88m. These were offset by the cash inflow from operations of £570m and proceeds from disposals of businesses and investments of £131m.

Working capital provisions continue to be an area of focus for the Group in light of the impact of COVID-19 on trading, in particular the adequacy of inventory and bad debt provisions. Reductions in the total level of inventory held by the Group are driven by the digital first strategy and the resulting reduction in physical product. The increase in trade and other liabilities held by the Group is driven by timing differences which have increased deferred income, an increase in accruals related to severance and the recognition of deferred consideration in relation to acquisitions made in 2021. The increase in trade and other receivables held by the Group is driven by revenue growth which has increased debtors despite strong collections and an overall reduction in the bad debt provision.

Liquidity and capital resources

The Group's net debt reduced from £463m at the end of 2020 to £350m at the end of 2021. The decrease is largely due to positive operating cashflow, proceeds from disposals of businesses and investments and the disposal of lease liabilities with PIHE partially offset by consideration paid for acquisitions and tax, interest and dividend payments. Tax payments in 2021 include amounts related to State Aid which the Group expects to recover in due course.

In May 2021, the Group repaid the remaining €195m of its €500m Euro 1.85% notes. In June 2020, the Group completed the issuance of £350m guaranteed notes maturing 4 June 2030.

At 31 December 2021, the Group had available liquidity of c£1.6bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF). In February 2022, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to February 2026.

In assessing the Group's viability for the five years to December 2026, the board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2022 as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled an impact from risks which in aggregate were significantly greater than seen in 2021 continuing throughout the five year period.

Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. The downside scenarios assume that the RCF will be available throughout the period to 31 December 2026.

At 31 December 2021, the Group was rated BBB- (stable outlook) with Fitch and Baa3 (stable outlook) with Moody's.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £58m in 2021 (2020: £54m), of which a charge of £62m (2020: £60m) was reported in adjusted operating profit and income of £4m (2020: £6m) was reported in other net finance costs. The slight increase in the operating charge in 2021 is mainly explained by curtailments recognised in 2020 which are not repeated in 2021.

The overall surplus on UK Group pension plans of £410m at the end of 2020 has increased to a surplus of £537m at the end of 2021. The increase has arisen principally due to the actuarial gain noted above in the other comprehensive income section. In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £325m at the end of 2020 to a net asset of £471m at the end of 2021.

Businesses acquired and businesses disposed

In September 2021, the Group completed the acquisition of 100% of the share capital of Faethm Holdings Pty Limited ('Faethm'), having already held 9% of the share capital previously. Total consideration for the acquisition was £65m comprising cash consideration of £49m, £6m related to the Group's existing interest in Faethm and £10m of contingent consideration payable in 2 years. Net assets acquired of £27m have been recognised on the Group's balance sheet including £21m of acquired intangible assets. Goodwill of £38m has also been recognised in relation to the acquisition.

In 2021, the Group also made two smaller acquisitions for total consideration of £11m and acquired interests in two associates, Smashcut and Academy of Pop, for total consideration of £17m. There were no significant acquisitions in 2020.

The cash outflow in 2021 relating to acquisitions of subsidiaries is £55m. In addition, there is a cash outflow relating to the acquisition of associates of £10m and investments of £4m. In 2020, the cash outflow in relation to acquisition of subsidiaries was £6m which related to prior year acquisitions, and the cash outflow in relation to acquisition of investments was £6m.

In March 2021, the Group announced the sale of its interests in K12 Sistemas in Brazil. The sale completed on 1 October 2021 for R$789m realising a gain on disposal of £84m in 2021.

In March 2021, the Group announced that it was launching a strategic review of its international courseware local publishing businesses. The strategic review is progressing in line with plan. The related assets have been assessed in light of IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' and they do not meet the criteria to be classified as held for sale.

In November 2020, the Group announced the sale of its interests in PIHE in South Africa. At the end of December 2020, the assets and liabilities of PIHE were classified as held for sale on the balance sheet. The sale completed on 5 February 2021 for nominal consideration realising a loss on disposal of £5m in 2021.

In December 2019, the Group announced the sale of its remaining 25% interest in PRH. The business was sold at the beginning of April 2020 for $675m realising a profit of £180m.

The cash inflow in 2021 relating to the disposal of businesses of £83m mainly relates to the disposal of the K12 Sistemas business and deferred proceeds from the US K12 Courseware sale in 2019 offset by cash disposed with PIHE and other disposal costs. In addition, in 2021 there is a cash inflow of £48m relating to the disposal of certain investments held at fair value through other comprehensive income. The cash inflow in 2020 of £631m mainly relates to the disposal of PRH and the deferred proceeds from US K12.

Further details relating to these transactions can be found in notes 11 and 12 to the condensed consolidated financial statements.

Dividends

The dividend accounted for in our 2021 financial statements totalling £149m represents the final dividend in respect of 2020 (13.5p) and the interim dividend for 2021 (6.3p).  We are proposing a final dividend for 2021 of 14.2p bringing the total paid and payable in respect of 2021 to 20.5p. This final 2021 dividend which was approved by the Board in February 2022, is subject to approval at the forthcoming AGM and will be charged against 2022 profits. For 2021, the dividend is covered 1.7 times by adjusted earnings.

Share buyback

On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme will commence as soon as is practicable. The shares bought back will be cancelled and the nominal value of the shares will be transferred to the capital redemption reserve.

In 2020, approximately 30m shares were bought back and cancelled at a cost of £176m. The nominal value of these shares, £7m was transferred to the capital redemption reserve.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2021

all figures in £ millions	note	2021	2020

Continuing operations

Sales	2	3,428	3,397
Cost of goods sold		(1,747)	(1,767)
Gross profit		1,681	1,630

Operating expenses		(1,562)	(1,402)
Other net gains and losses	2	63	178
Share of results of joint ventures and associates		1	5
Operating profit	2	183	411

Finance costs	3	(68)	(107)
Finance income	3	42	50
Profit before tax	4	157	354
Income tax	5	3	(44)
Profit for the year		160	310

Attributable to:
Equity holders of the company		159	310
Non-controlling interest		1	-

Earnings per share (in pence per share)
Basic	6	21.1p	41.0p
Diluted	6	20.9p	41.0p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2021

all figures in £ millions	2021	2020

Profit for the year	160	310

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations - Group	(6)	(109)
Currency translation adjustment disposed	4	(70)
Attributable tax	10	(13)

Items that are not reclassified to the income statement
Fair value gain on other financial assets	24	14
Attributable tax	(3)	(6)
Remeasurement of retirement benefit obligations - Group	149	(23)
Attributable tax	(61)	2
Other comprehensive income / (expense) for the year	117	(205)

Total comprehensive income for the year	277	105

Attributable to:
Equity holders of the company	276	105
Non-controlling interest	1	-

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2021

all figures in £ millions	note	2021	2020

Property, plant and equipment		366	515
Intangible assets	10	2,769	2,742
Investments in joint ventures and associates		24	6
Deferred income tax assets		57	32
Financial assets - derivative financial instruments		30	45
Retirement benefit assets		537	410
Other financial assets		113	138
Income tax assets		97	-
Trade and other receivables		129	223
Non-current assets		4,122	4,111

Intangible assets - product development		894	905
Inventories		98	129
Trade and other receivables		1,257	1,118
Financial assets - derivative financial instruments		2	18
Income tax assets		26	-
Cash and cash equivalents (excluding overdrafts)		937	1,097
Current assets		3,214	3,267

Assets classified as held for sale		7	73
Total assets		7,343	7,451

Financial liabilities - borrowings		(1,245)	(1,397)
Financial liabilities - derivative financial instruments		(30)	(40)
Deferred income tax liabilities		(40)	(62)
Retirement benefit obligations		(66)	(85)
Provisions for other liabilities and charges		(7)	(8)
Other liabilities		(95)	(80)
Non-current liabilities		(1,483)	(1,672)

Trade and other liabilities		(1,256)	(1,196)
Financial liabilities - borrowings		(155)	(254)
Financial liabilities - derivative financial instruments		(4)	(12)
Income tax liabilities		(125)	(84)
Provisions for other liabilities and charges		(40)	(25)
Current liabilities		(1,580)	(1,571)

Liabilities classified as held for sale		-	(74)
Total liabilities		(3,063)	(3,317)

Net assets		4,280	4,134

Share capital		189	188
Share premium		2,626	2,620
Treasury shares		(12)	(7)
Reserves		1,467	1,324
Total equity attributable to equity holders of the company		4,270	4,125
Non-controlling interest		10	9
Total equity		4,280	4,134

The condensed consolidated financial statements were approved by the Board on 24 February 2022.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2021

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2021
At 1 January 2021	188	2,620	(7)	18	53	388	865	4,125	9	4,134
Profit for the year	-	-	-	-	-	-	159	159	1	160
Other comprehensive income / (expense)	-	-	-	-	24	(2)	95	117	-	117
Total comprehensive income / (expense)	-	-	-	-	24	(2)	254	276	1	277
Equity-settled transactions	-	-	-	-	-	-	28	28	-	28
Transfer of gain on disposal of FVOCI investment	-	-	-	-	(44)	-	44	-	-	-
Issue of ordinary shares	1	6	(1)	-	-	-	-	6	-	6
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(16)	-	-	-	-	(16)	-	(16)
Release of treasury shares	-	-	12	-	-	-	(12)	-	-	-
Dividends	-	-	-	-	-	-	(149)	(149)	-	(149)
At 31 December 2021	189	2,626	(12)	18	33	386	1,030	4,270	10	4,280

2020
At 1 January 2020	195	2,614	(24)	11	39	567	911	4,313	10	4,323
Profit for the year	-	-	-	-	-	-	310	310	-	310
Other comprehensive income / (expense)	-	-	-	-	14	(179)	(40)	(205)	-	(205)
Total comprehensive income / (expense)	-	-	-	-	14	(179)	270	105	-	105
Equity-settled transactions	-	-	-	-	-	-	29	29	-	29
Transfer of gain on disposal of FVOCI investment	-	-	-	-	-	-	-	-	-	-
Issue of ordinary shares	-	6	-	-	-	-	-	6	-	6
Buyback of equity	(7)	-	-	7	-	-	(176)	(176)	-	(176)
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)	-	(6)
Release of treasury shares	-	-	23	-	-	-	(23)	-	-	-
Dividends	-	-	-	-	-	-	(146)	(146)	(1)	(147)
At 31 December 2020	188	2,620	(7)	18	53	388	865	4,125	9	4,134

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2021

all figures in £ millions	note	2021	2020

Cash flows from operating activities
Net cash generated from operations	14	570	450
Interest paid		(67)	(63)
Tax (paid) / received		(177)	2
Net cash generated from operating activities		326	389

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	11	(55)	(6)
Acquisition of associates		(10)	-
Purchase of investments		(4)	(6)
Purchase of property, plant and equipment		(64)	(53)
Purchase of intangible assets		(112)	(81)
Disposal of subsidiaries, net of cash disposed	12	83	100
Proceeds from sale of joint ventures and associates	12	-	531
Proceeds from sale of investments	12	48	-
Lease receivables repaid including disposals		21	41
Loans repaid by related parties		-	48
Interest received		13	13
Dividends from joint ventures and associates		-	4
Net cash (used in) / generated from investing activities		(80)	591

Cash flows from financing activities
Proceeds from issue of ordinary shares		6	6
Buyback of equity		-	(176)
Purchase of treasury shares		(16)	(6)
Proceeds from borrowings		-	346
Repayment of borrowings		(167)	(230)
Repayment of lease liabilities		(88)	(92)
Dividends paid to company's shareholders		(149)	(146)
Dividends paid to non-controlling interest		-	(1)
Net cash used in financing activities		(414)	(299)

Effects of exchange rate changes on cash and cash equivalents		(8)	(2)
Net (decrease) / increase in cash and cash equivalents		(176)	679

Cash and cash equivalents at beginning of year		1,113	434
Cash and cash equivalents at end of year		937	1,113

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

1.     Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with UK-adopted International Accounting Standards. On 31 December 2020, IFRS as adopted by the European Union at that date was brought into UK law and became UK-adopted International Accounting Standards, with future changes being subject to endorsement by the UK Endorsement Board. The Group transitioned to UK-adopted International Accounting Standards in its condensed consolidated financial statements on 1 January 2021. This change constitutes a change in accounting framework. However, there is no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework. The condensed consolidated financial statements have also been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). In respect of accounting standards applicable to the Group, there is no difference between UK-adopted International Accounting Standards and IFRSs as issued by the IASB.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2020 Annual Report, except as outlined above, and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

No new standards were adopted in 2021. 'Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)' is effective from 1 January 2021 and in addition, the Group has early adopted the amendment to IFRS 16 'COVID-19 related rent concessions beyond 30 June 2021'. The amendments do not have a material impact on the condensed consolidated financial statements. The Group has also considered the IFRIC interpretation on 'Configuration and Customisation costs in a Cloud Computing Arrangement' and concluded that it does not have a material impact on the condensed consolidated financial statements.

The 2020 Annual Report refers to new standards that the Group will adopt in future years but that are not yet effective in 2021. The Group does not expect these to have a material impact.

In assessing the Group's ability to continue as a going concern for the period to 30 June 2023, the board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2022 as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks which in aggregate were significantly greater than seen in 2021 continuing throughout 2022 to 2023.

At 31 December 2021, the Group had available liquidity of c£1.6bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF). In February 2022, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to February 2026. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

The directors have confirmed that there are no material uncertainties that cast doubt on the Group's going concern status and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for a minimum of the next 12 months. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2020 Annual Report.

For the year ended 31 December 2021, in light of the new strategy and organisation design, a key judgement has been added in respect of the allocation of goodwill to cash generating units and groups of cash generating units. In addition, in 2021, the Group has undertaken a programme to simplify its property portfolio to occupy a significantly smaller square footage. The recoverability of right of use assets and in particular assumptions related to the ability to sublease leased assets in the future has become a key area of estimation.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

1.     Basis of preparation continued

As set out in the 2020 Annual Report, other areas where assumptions and estimates are significant include the recoverability of goodwill balances, the valuation of tax balances, provisions for returns and the valuation of retirement benefit obligations and assets. The recoverability of product development assets is no longer considered an area of key estimation as the risk of a material adjustment within the next financial year has diminished as impairment triggers resulting from COVID-19 have reduced. In addition, the Group has assessed the impact of the uncertainty presented by the COVID-19 pandemic on the condensed consolidated financial statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk including provisions for bad debt, provisions for inventory obsolescence, valuation of property related assets and financial instruments. No material accounting impacts relating to the areas assessed were recognised in 2021. The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

The Group has assessed the impacts of climate change on the Group's financial statements. The assessment did not identify any material impact on the Group's significant judgements or estimates, the recoverability of the Group's assets at 31 December 2021 or the assessment of going concern for the period to June 2023.

The financial information for the year ended 31 December 2020 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2020 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2021. The Group's full financial statements will be approved by the Board of Directors and reported on by the auditors in March 2022. Accordingly, the financial information for 2021 is presented unaudited in the preliminary announcement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

2.     Segment information

On 8 March 2021, the Group announced a new strategy, which included a new management structure and operating model. As a result, the primary operating segments reported to the Group's chief operating decision-maker, the Pearson Executive Management team, have changed from 1 July 2021 to reflect the new Group structure. There are now five main global business divisions, which are each considered separate operating segments for management and reporting purposes. These five divisions are Virtual Learning, Higher Education, English Language Learning, Workforce Skills and Assessments & Qualifications. In addition, the International Courseware local publishing businesses are under strategic review and during this time are being managed as a separate division, known as Strategic Review. For the comparative period, the Group has separately disclosed the results from the Penguin Random House associate (PRH) to the point of disposal in April 2020. Comparative figures for 2020 have been restated to reflect the new segments.

The following describes the principal activities of the five main operating segments:

-     Assessments & Qualifications - Pearson VUE, US School Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications.

-     Virtual Learning - Virtual Schools and Online Program Management.

-     English Language Learning - Pearson Test of English, Institutional Courseware and English Online Solutions.

-     Workforce Skills - BTEC, GED, TalentLens, Faethm, Pearson College and Apprenticeships.

-     Higher Education - US, Canadian and International Higher Education Courseware businesses.

all figures in £ millions	2021	2020¹

Sales
Assessments & Qualifications	1,204	1,082
Virtual Learning	713	692
English Language Learning	238	218
Workforce Skills	172	163
Higher Education	849	956
Strategic Review	252	286
Total sales	3,428	3,397

Adjusted operating profit
Assessments & Qualifications	216	147
Virtual Learning	32	29
English Language Learning	15	1
Workforce Skills	27	26
Higher Education	73	93
Strategic Review	22	16
Penguin Random House	-	1
Total adjusted operating profit	385	313

1. Comparative amounts have been restated to reflect the new operating segments.
There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

2.     Segment information continued

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total

	2021
Courseware
Products transferred at a point in time	44	-	109	-	283	198	634
Products and services transferred over time	14	-	26	-	558	33	631
	58	-	135	-	841	231	1,265
Assessments
Products transferred at a point in time	173	-	6	16	-	-	195
Products and services transferred over time	973	-	72	119	-	-	1,164
	1,146	-	78	135	-	-	1,359
Services
Products transferred at a point in time	-	-	22	-	-	14	36
Products and services transferred over time	-	713	3	37	8	7	768
	-	713	25	37	8	21	804

Total sales	1,204	713	238	172	849	252	3,428
2020¹
Courseware
Products transferred at a point in time	43	-	106	-	313	208	670
Products and services transferred over time	14	-	24	-	630	28	696
	57	-	130	-	943	236	1,366
Assessments
Products transferred at a point in time	138	-	3	7	-	-	148
Products and services transferred over time	887	-	61	123	-	-	1,071
	1,205	-	64	130	-	-	1,219
Services
Products transferred at a point in time	-	-	22	-	-	22	44
Products and services transferred over time	-	692	2	33	13	28	768
	-	692	24	33	13	50	812

Total sales	1,082	692	218	163	956	286	3,397

1.     Comparative amounts have been restated to reflect the new operating segments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS    for the year ended 31 December 2021

2.     Segment information continued

Adjusted operating profit is one of the Group's key business performance measures. The measure includes the operating profit from the total business but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring.

Cost of major restructuring - In March 2021, the Group announced a restructuring programme, to run primarily in 2021. The programme includes the reorganisation of the Group into five global business divisions and the simplification of the Group's property portfolio. The restructuring costs in 2021 of £214m mainly relate to the impairment of right of use property assets, the write-down of product development assets and staff redundancies.

Intangible charges - These represent charges relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2021 were £51m including impairment charges of nil. In 2020, intangible charges were £80m including impairment charges of £12m.

Other net gains and losses - These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit as they distort the performance of the Group as reported on a statutory basis. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2021 largely relate to gains from the disposal of PIHE and the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses. In 2020 other net gains and losses largely relate to the sale of the remaining interest in PRH.

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

	Assessments & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Penguin Random House	Total
all figures in £ millions

2021
Adjusted operating profit	216	32	15	27	73	22	-	385
Cost of major restructuring	(48)	(48)	(27)	(28)	(63)	-	-	(214)
Intangible charges	(13)	(25)	(3)	(7)	(2)	(1)	-	(51)
Other net gains and losses	-	-	-	(2)	-	65	-	63
Operating profit / (loss)	155	(41)	(15)	(10)	8	86	-	183

20201
Adjusted operating profit	147	29	1	26	93	16	1	313
Cost of major restructuring	-	-	-	-	-	-	-	-
Intangible charges	(29)	(30)	(7)	(8)	(3)	(3)	-	(80)
Other net gains and losses	-	-	-	-	-	(2)	180	178
Operating profit / (loss)	118	(1)	(6)	18	90	11	181	411

1.     Comparative amounts have been restated to reflect the new operating segments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

3.     Net finance costs

all figures in £ millions	2021	2020

Net interest payable	(57)	(61)
Net finance income in respect of retirement benefits	4	6
Fair value re-measurement of disposal proceeds	6	26
Net foreign exchange gains / (losses)	1	(6)
Derivatives not in a hedge relationship	20	(22)
Net finance costs	(26)	(57)

Analysed as:
Finance costs	(68)	(107)
Finance income	42	50
Net finance costs	(26)	(57)

Analysed as:
Net interest payable reflected in adjusted earnings	(57)	(61)
Other net finance income	31	4
Net finance costs	(26)	(57)

Net interest payable is the finance cost measure used in calculating adjusted earnings. Net finance costs classified as other net finance costs are excluded from the calculation of the Group's adjusted earnings.

Net finance income in respect of retirement benefits is excluded as it is considered that the presentation does not reflect the economic substance of the underlying assets and liabilities. The Group excludes finance costs relating to acquisition and disposal transactions as these relate to future earn-outs or acquisition expenses and are not part of the underlying financing. In 2021 and 2020, the fair value re-measurement of disposal proceeds relates to the US K12 disposal in 2019.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2021 and 2020, the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged intercompany loans and cash and cash equivalents. Losses on derivatives not in a hedge relationship represent the unrealised mark to market of long-term interest rate hedges used to fix the interest rate of borrowings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

4.     Profit before tax

all figures in £ millions	note	2021	2020

Profit before tax		157	354
Cost of major restructuring	2	214	-
Other net gains and losses	2	(63)	(178)
Intangible charges	2	51	80
Other net finance income	3	(31)	(4)
Adjusted profit before tax		328	252

5.     Income tax

all figures in £ millions	2021	2020

Income tax benefit / (charge)	3	(44)
Tax benefit on cost of major restructuring	(47)	-
Tax charge on other net gains and losses	14	3
Tax benefit on intangible charges	(12)	(22)
Tax charge on other net finance costs	6	4
Tax amortisation benefit on goodwill and intangibles	8	24
Benefit from change in tax accounting treatment	(11)	-
Tax benefit on UK tax rate change	(25)	-
Adjusted income tax charge	(64)	(35)

Tax rate reflected in statutory earnings	(1.8)%	12.5%
Tax rate reflected in adjusted earnings	19.5%	13.7%

The adjusted income tax charge excludes the tax benefit or charge on items excluded from the profit before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

In 2020, included within the tax charge relating to intangible charges above is a one-off charge of £17m relating to the impairment of a deferred tax asset associated with goodwill. If this item was excluded there would be a tax credit of £10m associated with intangible charges.

The Budget in March 2021 announced an increase in the UK corporation tax rate to 25% with effect from 1 April 2023. This was substantively enacted on 24 May 2021. The UK corporation tax rate increase has resulted in an increase of £27m in the UK deferred tax liability associated with the UK Group pension plan asset position, which has been recognised in other comprehensive income, together with a £25m increase in UK deferred tax assets, which has been recognised in the income statement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

6.     Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2021	2020

Earnings for the year	160	310
Non-controlling interest	(1)	-
Earnings attributable to equity holders	159	310

Weighted average number of shares (millions)	754.1	755.4
Effect of dilutive share options (millions)	5.0	0.0
Weighted average number of shares (millions) for diluted earnings	759.1	755.4

Earnings per share (in pence per share)
Basic	21.1p	41.0p
Diluted	20.9p	41.0p

7.     Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance (see notes 2, 3, 4 and 5 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The Group's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3, 4 and 5.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Benefit from change in tax accounting treatment	Change in UK tax rate	Tax amortisation benefit	Adjusted income statement

	2021
Operating profit	2	183	214	(63)	51	-	-	-	-	385
Net finance costs	3	(26)	-	-	-	(31)	-	-	-	(57)
Profit before tax	4	157	214	(63)	51	(31)	-	-	-	328
Income tax	5	3	(47)	14	(12)	6	(11)	(25)	8	(64)
Profit for the year		160	167	(49)	39	(25)	(11)	(25)	8	264
Non-controlling interest		(1)	-	-	-	-	-	-	-	(1)
Earnings		159	167	(49)	39	(25)	(11)	(25)	8	263

Weighted average number of shares (millions)										754.1
Weighted average number of shares (millions) for diluted earnings										759.1

Adjusted earnings per share (basic)										34.9p
Adjusted earnings per share (diluted)										34.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement

	2020
Operating profit	2	411	-	(178)	80	-	-	313
Net finance costs	3	(57)	-	-	-	(4)	-	(61)
Profit before tax	4	354	-	(178)	80	(4)	-	252
Income tax	5	(44)	-	3	(22)	4	24	(35)
Profit for the year		310	-	(175)	58	-	24	217
Non-controlling interest		-	-	-	-	-	-	-
Earnings		310	-	(175)	58	-	24	217

Weighted average number of shares (millions)								755.4
Weighted average number of shares (millions) for diluted earnings								755.4

Adjusted earnings per share (basic)								28.7p
Adjusted earnings per share (diluted)								28.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

8.     Dividends

all figures in £ millions	2021	2020

Amounts recognised as distributions to equity shareholders in the year	149	146

The directors are proposing a final dividend of 14.2p per equity share, payable on 6 May 2022 to shareholders on the register at the close of business on 25 March 2022. This final dividend, which will absorb an estimated £107m of shareholders' funds, has not been included as a liability as at 31 December 2021.

9.     Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2021	2020

Average rate for profits	1.38	1.28
Year end rate	1.35	1.37

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

10.     Non-current intangible assets

all figures in £ millions	2021	2020

Goodwill	2,145	2,094
Other intangibles	624	648
Non-current intangible assets	2,769	2,742

In 2021, the CGUs and aggregations of CGUs were revised to take into account the announcement and implementation of a new strategy including five new business divisions and a strategic review division. The newly created CGUs and CGU aggregations reflect the level at which goodwill is monitored by management and mirror the primary operating segments. Goodwill has been reallocated to the new CGUs and aggregations of CGUs using a relative value method. The new CGU aggregations and the associated goodwill balances are set out in the table below:

all figures in £ millions	2021

Assessments & Qualifications	1,198
Virtual Learning	395
English Language Learning	153
Workforce Skills	223
Higher Education	68
Strategic Review	108
Total goodwill	2,145

Following the annual impairment review for 2021, no impairment charges have been recorded against goodwill or intangibles. In 2020, following the annual impairment review, impairments of £12m were recorded against intangibles, but no impairments were recorded against goodwill.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

11.     Acquisitions

In September 2021, Pearson completed the acquisition of 100% of the share capital of Faethm, having already held 9% of the share capital. Faethm uses artificial intelligence and analytics services to help governments, companies and workers understand the dynamic forces shaping the labour market. Faethm will be part of the Workforce Skills division. The total consideration for the transaction was £65m, which included £10m of contingent consideration which is payable after two years, dependent upon meeting certain earnings targets. The contingent consideration has been valued at the net present value of the Group's best estimate of the amount that will be payable.

In addition, the Group made two additional acquisitions of subsidiaries for total consideration of £11m. In both cases, the Group acquired 100% of the share capital of the respective entities. Opinion Interactive LLC (also known as Spotlight Education) was acquired in February 2021. MZ Development Inc. was acquired in July 2021. Both will be part of the Assessments & Qualifications division.

Details of the fair values of the assets and liabilities recognised at the acquisition date and the related consideration is shown in the table below. The fair values of Faethm's net assets are provisional at this stage as management are finalising their review of the asset valuations. The provisional goodwill arising from the acquisition of Faethm represents assets and benefits that cannot be separately recognised. The goodwill is not deductible for tax purposes and at the acquisition date there were no material contingent liabilities.

There were no significant acquisitions in 2020.

all figures in £ millions	2021 Faethm	2021 Other	2021 Total	2020 Total

Intangible assets	21	6	27	-
Deferred tax assets	11	-	11	-
Trade and other receivables	1	1	2	-
Cash and cash equivalents (excluding overdrafts)	4	-	4	-
Trade and other liabilities	(4)	(1)	(5)	-
Deferred tax liabilities	(6)	-	(6)	-
Net assets acquired	27	6	33	-
Goodwill	38	5	43	-
Total	65	11	76	-

Satisfied by:
Cash consideration	49	5	54	-
Fair value of existing interest	6	-	6
Contingent consideration	10	6	16	-
Total consideration	65	11	76	-

Cash flow from acquisitions
Cash - current year acquisitions	(49)	(5)	(54)	-
Cash and cash equivalents acquired	4	-	4	-
Deferred payments for prior year acquisitions	-	(4)	(4)	(6)
Acquisition costs paid	(1)	-	(1)	-
Net cash outflow from acquisitions	(46)	(9)	(55)	(6)

Faethm generated revenues of £1m and a loss before tax of £1m for the period from the acquisition date to 31 December 2021. If the acquisition had occurred on 1 January 2021, there would not have been a material impact on the Group's results.

Total acquisition-related costs of £2m were recognised in 2021 within other operating costs.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

12.     Disposals

In February 2021, the Group completed the sale of its interests in PIHE in South Africa resulting in a pre-tax loss of £5m. In October 2021, the Group completed the sale of its K12 Sistemas business in Brazil resulting in a pre-tax gain of £84m. There were no other business disposals in 2021 and additional losses of £14m relate to other disposal costs including costs related to the wind down of certain businesses under strategic review. In April 2020, the Group completed the sale of the remaining 25% interest in PRH resulting in a pre-tax profit of £180m. There were no other material disposals in 2020. Deferred proceeds relating to the K12 sale were received in 2021 and 2020.

all figures in £ millions	2021	2020

Intangible assets	(3)	-
Property, plant and equipment	(48)	-
Investments in joint ventures and associates	-	(418)
Intangible assets - product development	(6)	-
Inventories	(2)	-
Trade and other receivables	(6)	-
Cash and cash equivalents (excluding overdrafts)	(24)	-
Provisions for other liabilities and charges	3	-
Trade and other liabilities	4	-
Financial liabilities - Borrowings	67	-
Cumulative translation adjustment	(4)	70
Net assets disposed	(19)	(348)

Cash proceeds	108	531
Costs of disposal including business wind downs	(24)	1
Gain on disposal	65	184

Cash flow from disposals
Proceeds - current year disposals	108	531
Proceeds - prior year disposals	16	105
Cash and cash equivalents disposed	(24)	-
Costs and other disposal liabilities paid	(17)	(5)
Net cash inflow from disposals	83	631

In addition to the above, in 2021, proceeds of £48m were received in relation to the disposal of certain investments held at fair value through other comprehensive income.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

13.     Net debt

all figures in £ millions	2021	2020

Non-current assets
Derivative financial instruments	30	45
Trade and other receivables - investment in finance lease	100	112
Current assets
Derivative financial instruments	2	18
Trade and other receivables - investment in finance lease	15	18
Cash and cash equivalents (excluding overdrafts)	937	1,116
Non-current liabilities
Borrowings	(1,245)	(1,463)
Derivative financial instruments	(30)	(40)
Current liabilities
Borrowings	(155)	(257)
Derivative financial instruments	(4)	(12)
Net debt	(350)	(463)

Net debt presented above includes no borrowings (2020: £69m) or cash and cash equivalents (2020: £19m) which are included in assets and liabilities held for sale.

Included in borrowings at 31 December 2021 are lease liabilities of £633m (non-current £565m, current £68m). This compares to lease liabilities of £752m (non-current £676m, current £76m) at 31 December 2020. The net lease liability at 31 December 2021 after including the investment in finance leases noted above was £518m (2020: £622m). Net cash excluding net lease liabilities was £168m (2020: £159m).

On 4 June 2020, the Group completed the issuance of £350m guaranteed notes maturing 4 June 2030. The notes bear a coupon of 3.75% and have been issued in accordance with the ICMA Social Bond Principles 2018. The proceeds will be primarily used to finance and re-finance delivery of education in Connections Academy, BTEC and GED businesses to help achieve the United Nations' 4th Sustainable Development Goal (SDG) for a Quality Education. The social bond framework is a natural progression of Pearson's long-standing commitment to integrating social and environmental sustainability into the business.

In 2021, the movement on borrowings reflects the repayment of amounts outstanding under the Group's 1.875% Euro bond. In addition, bonds maturing in 2022 have been reclassified from non-current to current borrowings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

14.     Cash flows

all figures in £ millions	2021	2020

Reconciliation of profit for the year to net cash generated from operations

Profit for the year	160	310
Income tax	(3)	44
Depreciation, amortisation and impairment charges	408	317
Net profit on disposal of businesses	(65)	(184)
Other net gains and losses	2	6
Net loss on disposal of fixed assets	4	2
Net profit on disposal of right of use assets including transfers to investment in finance lease receivable	-	(6)
Net finance costs	26	57
Share of results of joint ventures and associates	(1)	(5)
Net foreign exchange adjustment	9	(34)
Share-based payment costs	28	29
Product development	(6)	(56)
Inventories	22	35
Trade and other receivables	(71)	(1)
Trade and other liabilities	37	(26)
Retirement benefit obligations	6	(1)
Provisions for other liabilities and charges	14	(37)
Net cash generated from operations	570	450

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

14.     Cash flows continued

all figures in £ millions	note	2021	2020

Reconciliation of net cash generated from operations to closing net debt

Net cash generated from operations		570	450
Dividends from joint ventures and associates		-	4
Purchase of PPE		(64)	(53)
Addition of new right-of-use lease assets		(30)	(61)
Net disposal of right-of-use lease assets including transfers to/from investment in finance lease receivable		-	18
Purchase of intangible assets		(112)	(81)
Add back: net costs paid for major restructuring		24	38
Operating cash flow		388	315
Operating tax paid		(60)	(10)
Net operating finance costs paid		(54)	(50)
Operating free cash flow		274	255
Non-operating tax (paid) / received		(117)	12
Net costs paid for major restructuring		(24)	(38)
Free cash flow		133	229
Dividends paid (including to non-controlling interest)		(149)	(147)
Net movement of funds from operations		(16)	82
Acquisitions and disposals		62	619
Disposal of lease liabilities		67	-
Loans repaid		-	48
Proceeds from issue of ordinary shares		6	6
Buyback of equity		-	(176)
Purchase of treasury shares		(16)	(6)
Other movements on financial instruments		20	(29)
Net movement of funds		123	544
Exchange movements on net debt		(10)	9
Movement in net debt		113	553
Opening net debt		(463)	(1,016)
Closing net debt	13	(350)	(463)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2021

15.     Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption ('FCPE') partially constitutes State Aid. The Group has lodged an appeal. The Group has benefited from the FCPE in 2018 and prior years by approximately £116m (which does not include additional interest that would be due if this amount had to be repaid). In February 2021, the Group received Charging Notices requiring a payment on account of materially all of the alleged State Aid to be made. Payments totaling £105m (comprising tax and interest) were made during 2021 and the Group expects to recover the funds in due course. The Group continues to be of the view that no provision is required in respect of this issue.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,079m (£143m) up to 31 December 2021, with additional potential exposure of BRL 98m (£13m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

16.     Related parties

In 2021, the Group acquired a 40% interest in Academy of Pop and is accounting for the investment as an associate. At 31 December 2021, the Group had a current liability payable to Academy of Pop of £7m which relates to the Group's initial capital contribution that has not yet been paid. This balance is expected to be paid in H1 2022.

In 2020, the Group disposed of its interests in Penguin Random House and therefore Penguin Random House is no longer a related party. Prior to the completion of the sale of Penguin Random House, the Group received dividends of £1m from Penguin Random House and repaid loans of £49m which were outstanding at the point of disposal.

There were no other material related party transactions in 2021 or 2020 and no guarantees have been provided to related parties in the year.

17.     Events after the balance sheet date

On 28 January 2022, the Group acquired 100% of the share capital in Credly Inc, having previously held a 19.9% interest in the company. Total consideration is c$200m comprising upfront cash consideration of c$142m, Pearson's existing interest valued at c$42m and c$16m of deferred consideration. Net assets acquired will mainly comprise of acquired intangible assets.

In January 2022, the Group received $117m in relation to full and final payment of the remaining receivable balance which arose on the disposal of the US K-12 business in 2019.

In February 2022, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to 2026.

On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme will commence as soon as is practicable.

1 Measures are non-GAAP measures. Reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 14. Underlying growth rates exclude currency movements, and portfolio changes.

2Consensus adjusted operating profit as at 12th November 2021 was £416m at average USD:GBP of 1.37.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 25 February 2022
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary